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                                                                    Exhibit 99.5

                               [NASDAQ Letterhead]

By Facsimile and First Class Mail

December 19, 2002

Mr. Peter J. Tallian
Senior Vice President &
 Chief Financial Officer
TranSwitch Corporation
3 Enterprise Drive
Shelton, CT 06484

Re: TranSwitch Corporation (the "Company")
    Nasdaq Symbol TXCC

Dear Mr. Tallian:

On July 19, 2002, Staff notified the Company that its common stock failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive trading days as required by The Nasdaq National Market, as set forth in Marketplace Rule 4450(a)(5). On October 14, 2002, the Company voluntarily transferred its listing to The Nasdaq SmallCap Market, and the Company was afforded the remainder of that market's 180 day grace period, or until January 15, 2002, to regain compliance with Marketplace Rule 4310(c)(4) (the "Rule').1 Since then, the closing bid price of the Company's common stock has been at $1.00 per share or greater for at least 10 consecutive trading days. Accordingly, the Company has regained compliance with the Rule, and this matter is now closed.

If you have any questions, please contact me at (301) 978-8034.

Sincerely,

/s/ W. Wayne Bush


W. Wayne Bush
Lead Analyst
Nasdaq Listing Qualifications




/1/ Marketplace Rule 4310(c)(4) requires Nasdaq SmallCap Market issuers to maintain a minimum bid price per share of $1.00.